December 22, 2025

Christine Chambers
Chief Financial Officer
Fusemachines Inc.
251 West 30th Street, 5th Floor
New York, New York 10001

       Re: Fusemachines Inc.
           Registration Statement on Form S-1
           Filed December 22, 2025
           File No. 333-292318
Dear Christine Chambers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brian Lee, Esq.